May 17, 2024

VIA EDGAR

Brian Szilagyi

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	abrdn Funds (Investment Company Act File No. 811-22132), abrdn Australia Equity Fund, Inc. (Investment Company Act File No. 811-04438), abrdn Japan Equity Fund, Inc. (Investment Company Act File No. 811-06142), abrdn Global Income Fund, Inc. (Investment Company Act File No. 811-06342), and abrdn Asia-Pacific Income Fund, Inc. (Investment Company Act File No. 811-04611) as well as the following funds’ 12/31/23 N-CSR filings: abrdn Emerging Markets Equity Income Fund, Inc. (Investment Company Act File No.811-05770) and The India Fund, Inc. (Investment Company Act File No.811-08266) (each a “Registrant” and collectively, the “Registrants”)

Dear Mr. Szilagyi:

On April 18, 2024, you provided comments on the Annual Reports to shareholders on Form N-CSR for the fiscal year ended October 31, 2023 filed on January 8, 2024 for abrdn Funds (the “Trust”), abrdn Australia Equity Fund, Inc. (“IAF”), abrdn Japan Equity Fund, Inc. (“JEQ”), abrdn Global Income Fund, Inc. (“FCO”), and abrdn Asia-Pacific Income Fund, Inc. (“FAX”) and on the Annual Reports to shareholders on Form N-CSR for the fiscal year ended December 31, 2023 filed on March 11, 2024 for abrdn Emerging Markets Equity Income Fund, Inc. (“AEF”) and The India Fund, Inc. (“IFN”) (each an “Annual Report” and, collectively, the “Annual Reports”). Each Registrant, or the series thereof, may also be referred to herein as the “Fund” or the “Funds”. For your convenience, the substance of your comments has been restated below to the best of the Registrants’ understanding. Responses from the Registrants are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Annual Reports.

Comment No. 1: The Form N-CEN for abrdn Funds indicates that each of the abrdn Global Equity Impact Fund and abrdn International Sustainable Leaders Fund had a net asset value (“NAV”) error during the period; however, the Staff did not locate disclosure in the financial statements related to such errors. Please describe the nature and circumstances of the errors as well as the associated internal control implications, mitigating actions and amounts reimbursed (if any). In addition, if an amount has been reimbursed, please explain, citing applicable U.S. GAAP Regulation, Regulation S-X and other accounting guidance, why the Funds have not disclosed these reimbursed amounts in their financial statements.

Response: The NAV errors related to the abrdn Global Equity Impact Fund and abrdn International Sustainable Leaders Fund’s financial statements for the fiscal year ended October 31, 2022; however, shareholder accounts were reprocessed in fiscal year 2023. Form N-CEN Item B.22 asks: “[W]ere any payments made to shareholders or shareholder accounts reprocessed as a result of an error in calculating the Registrant’s net asset value (or net asset value per share)?” Because the shareholder accounts were reprocessed during the 2023 fiscal year, the Registrant responded “Yes” to this item in its October 31, 2023 Form N-CEN. Details regarding the NAV errors are as follows:

The errors involved non-routine withholding EU tax reclaims. If funds receive non-routine reclaim payments through the special EU reclaim process, funds are required to pay tax to the IRS on the non-routine reclaims received. When non-routine tax reclaim payments were received for the abrdn Global Equity Impact Fund and abrdn International Sustainable Leaders Fund in 2022, an estimated IRS tax liability was accrued for, based on a prior payment made by the Funds to the IRS for reclaims received in 2019. In December 2022, KPMG, abrdn Funds’ independent auditor, reviewed the calculation for the estimated IRS tax liability. The amount that the Funds booked as an estimate was different than the KPMG calculations by a material amount. Upon review, abrdn Inc. (“abrdn”) agreed with KPMG regarding the appropriate calculations and updated the Funds’ financial statements for the fiscal year ended October 31, 2022, prior to them being released, and corrected the Funds’ accounting records. The NAVs were impacted by more than one-half of 1 percent (from June 2022 to October 31, 2022 for abrdn International Sustainable Leaders Fund and from June 2022 to December 15, 2023 for abrdn Global Equity Impact Fund). During the fiscal year 2022 audit, KPMG proposed an entry to reclassify Equity to Receivable from Adviser related to the NAV error as calculated on October 31, 2022, to be reported in the 2022 financial statements; however, due to the late timing of the suggestion and the immateriality of the amounts as of October 31, 2022, the change was passed on by management. Shareholder reprocessing took place in fiscal year 2023 for shareholders who were harmed by the error and abrdn Inc. made the Funds whole for any dilution to the Funds, which was a net amount of $53,503 for abrdn International Sustainable Leaders Fund and $29,521 for abrdn Global Equity Impact Fund spanning both 2022 and 2023 fiscal years. The referenced errors in the calculation of the IRS tax liability related to the EU tax reclaims resulted in a material weakness and the Registrant had a call with the SEC Staff (John Kernan, Staff Accountant; Jeff Long, Staff Accountant; Catalina Jaime, Branch Chief, IM-OCA; Jacob Sandoval, Branch Chief, IM-OCA; Michael Republicano, Assistant Chief Accountant; and Nicki Macarthy) on January 30, 2023 and noted control enhancements in Item 11 of the Registrant Form N-CEN for the fiscal year ended October 31, 2022. As a control enhancement, abrdn determined that it would use the IRS closing agreement calculation template for amounts received in 2022 and would continue to use the template for any non-routine EU reclaims received in the future that require an IRS closing agreement.

The Registrant confirms that it will include the disclosures referenced by the Staff in future reports, if applicable.

Comment No. 2: With respect to the Form N-CEN filed by abrdn Funds, the response to Item 6(g) reports net income from securities lending activities for the abrdn Emerging Markets Fund; however, Item 6(f), which says to provide the monthly average of securities on loan during the reporting period, is reported as zero. Please provide support for Item 6(f).

Response: The abrdn Emerging Markets Fund received an additional payment during the fiscal year ended October 31, 2023 for securities that were lent in August 2022, which was unexpected. The abrdn Emerging Markets Fund had no securities on loan during the fiscal year ended October 2023.

Comment No. 3: With respect to IAF, please explain why the date of the investment adviser change was not included in a footnote to the financial highlights. Reference General Instruction 7 to Item 4.1 of Form N-2.

Response: The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

Comment No. 4: With respect to abrdn Funds filing on Form N-CSR, please note that Form N-CSR was updated in January 2022. The most recent version of the Form can be found on the SEC’s web site on sec.gov. The updated Form includes items 4(i) and 4(j), which are required to be addressed whether or not the answer is “not applicable”. These items were not answered. Please provide answers to these questions in correspondence and confirm in correspondence that all responses to item 4 of Form N-CSR will be responded to going forward.

Response: The response to each of Item 4(i) and Item 4(j) is: “Not applicable”. The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

Comment No. 5: With respect to each Registrant except for AEF and IFN, it appears that the Form N-CSR for the period ended October 31, 2023 refers to a fiscal quarter of the period covered by the report for the disclosure related to Form N-CSR Item 11(b). Please utilize the language provided in Form N-CSR Item 11(b) which refers to the period covered by the report, not isolated to a particular quarter and confirm that there have been no changes in the Registrants’ internal control over financial reporting that occurred during the period.

Response: Each Registrant confirms that for future reports, it will use the language provided in Form N-CSR Item 11(b) referring to the period covered by the report and not a particular quarter. In addition, each Registrant confirms that there have been no changes in such Registrant’s internal control over financial reporting that occurred during the period covered by its respective Annual Report.

Comment No. 6: With respect to IAF, at the end of the section “Management of the Fund” in the Fund’s Annual Report, please include a statement that additional information about the directors of the Fund is included in the Fund’s Statement of Additional Information, as required by Instruction 4.f. to Item 24 of Form N-2.

Response: The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

Comment No. 7: With respect to JEQ, for each director who is an interested person of the Fund, describe in a footnote, or otherwise, the relationship, events or transactions by reason of which the director is an interested person. (General Instruction 2, Item 18.1 of Form N-2)

Response: The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

Comment No. 8: With respect to abrdn Funds and JEQ, Item 4(d) of the Registrants’ certifications required by Rule 30a-2 filed on January 8, 2024 does not appear to refer to the correct time period. Item 4(d) requires disclosure of any changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this report. Please file an amended Form N-CSR to include the correct form of certification and ensure the certifications are updated to the current date.

Response: The Registrant will file an amended Form N-CSR for each of abrdn Funds and JEQ with the correct form of certifications, updated to the current date.

Comment No. 9: With respect to FAX and FCO, each of the Funds is investing significantly in derivatives. In each Fund’s Annual Report, please consider disclosing as a footnote to the tables, charts or graphs that depict the holdings of the Fund that they do not reflect exposure to derivatives. (See Item 24, Instruction 6.a of Form N-2 and the Final Rule for Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, effective May 10, 2004.)

Response: The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

Comment No. 10: Please confirm whether abrdn Emerging Markets SMA Completion Fund is included in the expense limitation agreement between the Trust and abrdn. If the Fund is included, please explain why the details concerning this Fund’s expense limitation agreement are not included in the Notes to the Financial Statements.

Response: The Trust, on behalf of abrdn Emerging Markets SMA Completion Fund, and abrdn are party to a separate expense limitation agreement relating to the Fund. The Registrant will ensure that such agreement is described in the Notes to Financial Statements in future reports.

Comment No. 11: With respect to the abrdn Realty Income & Growth Fund, a series of abrdn Funds, the Staff noted that the Fund held REITS during the reporting period. Please consider adding disclosure to the Notes to Financial Statements to state how the Fund estimates the return of capital amounts resulting from distributions of underlying REITs.

Response: The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

Comment No. 12: With respect to the abrdn International Small Cap Fund, abrdn International Sustainable Leaders Fund, abrdn U.S. Sustainable Leaders Fund, abrdn U.S. Sustainable Leaders Smaller Companies Fund, abrdn Intermediate Municipal Income Fund and abrdn High Income Opportunities Fund, each a series of abrdn Funds, the line graph presented for such Fund does not reflect any sales load or any other fees charged when opening accounts. Assume the maximum sales load was deducted from the initial $10,000 investment. Please explain why the line graph does not conform to Instruction 2 of Item 27.b.7.ii.a of Form N-1A.

Response: The Registrants confirm that the returns presented reflect a deduction for the maximum sales load (the ending position of the line in the line graphs is correct, as is the dollar amount of the returns presented); however, the line in the line graph does not reflect the correct starting position. It should begin below the $10,000 mark. The Registrants confirm that the line graphs will be presented properly in future reports.

Comment No. 13: With respect to abrdn Funds’ Form N-CSR, please include a sufficient description of the nature of the services comprising the fees disclosed in the category of services provided by the principal accountant for all other products and services other than the services reported in paragraphs a-c of Item 4 for the last two fiscal years. (See Item 4.d of Form N-CSR.)

Response: The Registrant confirms that it will include the following description of the nature of such services in its amended Form N-CSR filing and future reports: “Fees include services related to pursuing Article 63 European Union Tax Reclaims related to prior years.”

Comment No. 14: Please explain how FAX has complied with the applicant’s condition set forth in condition C.2 of the exemptive order referenced in Item B.15 of the Fund’s Form N-CEN pertaining to certain exhibits to be filed in its next filed Form N-CSR.

Response: The Registrant relied on the order during the period but was no longer relying on the order at the end of the fiscal year. For this reason, the exhibits referenced in condition C.2 of the exemptive order (Section 19 press releases) were mistakenly excluded from the N-CSR filing. The Registrant will file the Section 19 press releases that were issued during the period that the Fund was relying on the order during its October 31, 2023 fiscal year with next year’s Form N-CSR filing.

Comment No. 15: Please explain why FCO is not subject to the order under Section 6(c) of the 1940 Act granting exemption from 19(b) of the 1940 Act and Rule 19b-1 under the 1940 Act. (IC-29195)

Response: The Fund has capital loss carryforwards and does not distribute capital gains more frequently than permitted by Section 19 of the 1940 Act and, therefore, is not relying on the exemptive order.

Comment No. 16: For the abrdn U.S. Small Cap Equity Fund, abrdn Emerging Markets ex-China Fund, abrdn U.S. Sustainable Leaders Fund, abrdn Global Infrastructure Fund, and abrdn Realty Income & Growth Fund, each a series of abrdn Funds, please confirm that the Funds have complied with the shareholder notice requirements regarding their return of capital pursuant to Section 19(a) of the 1940 Act. In particular:

(a) The Staff notes that the Funds checked on Form N-CEN that they made certain distributions; however, the Staff were unable to find Section 19(a) notices on the Funds’ web site.

Response: The distributions made by the Funds and noted in Form N-CEN relate to December 2022 distributions. The notices on the Funds’ website reflecting December 2023 distributions inadvertently replaced the December 2022 notice. Both notices are now available on Funds’ web site.

(b) With respect to the abrdn High Income Opportunities Fund, the Fund’s financial highlights and statement of operations show a return of capital, but there is no Section 19(a) notice on the Fund’s web site and a return of capital wasn’t listed in response to Item B.23 of Form N-CEN.

Response: The Registrant prepares Section 19(a) notices based on U.S. GAAP at the time of payment (monthly for abrdn High Income Opportunities Fund). A return of capital was identified during the Fund’s fiscal audit and was comprised solely of tax adjustments. The Registrant does not retroactively reclassify estimated Section 19(a) notices; however, if there is tax return of capital, the Registrant confirms that it will mark Item B.23 of Form N-CEN as “Yes” in future reports. A Form 8937 is posted to the Fund’s website.

Comment No. 17: FAX and FCO are identified as non-diversified funds; however, it appears that the Funds are operating as diversified funds. If each Fund has been operating as a diversified fund for more than 3 years, confirm that it will obtain shareholder approval before operating as non-diversified.

Response: Each Registrant confirms that if it operates as a diversified fund for more than 3 years, it will obtain shareholder approval before operating as non-diversified.

Comment No. 18: With respect to abrdn Funds, the Trust’s registration statement appears not to have been updated not more than 120 days after the close of the fiscal year in accordance with Rule 8b-16 under the 1940 Act. The Staff remind the Registrant of the requirements of Rule 8b-16(a) of the 1940 Act.

Response: The Registrant acknowledges the Staff’s comment and confirms that it will timely file its registration statements.

Comment No. 19: Please explain why AEF is not subject to the order under Section 6(c) of the 1940 Act granting exemption from Section 19(b) of the 1940 Act and Rule 19b-1 under the 1940 Act. (IC-29195)

Response: The Fund has capital loss carryforwards and does not distribute capital gains more frequently than permitted by Section 19 of the 1940 Act and, therefore, is not relying on the exemptive order.

* * *

Should you have any questions concerning the above, please call the undersigned at (267) 614-6061.

Very truly yours,

/s/ Katherine Corey
Katherine Corey

cc:

Sharon Ferrari, Treasurer of abrdn’s Closed-end Funds

Michael Marsico, Treasurer of abrdn Funds

Lucia Sitar, Vice President of the Funds

Tom Bogle, Dechert LLP

Michael Malloy, Faegre Drinker Biddle & Reath LLP